UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C 20549

FORM 11-K

                    (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-15835

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Delta Funding Corp. 401(k) Profit Sharing Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Delta Financial Corporation
1000 Woodbury Road, Suite 200
Woodbury, New York 11797

REQUIRED INFORMATION

The following financial statements are furnished for the plan:

The Statements of Net Assets Available for Benefits of the Plan as of December 31, 2004 and 2003 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2004 and 2003 and supplemental schedule for the year ended December 31, 2004, together with the Report of Independent Registered Public Accounting Firm are filed herewith.

EXHIBIT INDEX

Exhibit Number Document Description

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Committee under the Plan, which administers the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DELTA FUNDING CORP. 401(k) PROFIT SHARING PLAN

Date: June 29, 2005	By:	/s/ Marc Miller

Title: Trustee

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Table of Contents to Financial Statements

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2004:

Schedule H, Item 4i - Schedule of Assets Held at End of Year	9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
Delta Funding Corporation 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Delta Funding Corporation 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodbury, New York

June 29, 2005

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	At December 31,
	2004	2003

Investments at fair value:
Mutual funds	$11,415,747	$8,520,259
Pooled separate fund	1,564,243	--
Insurance contract	--	862,186
Common stock	1,074,558	698,398
	14,054,548	10,080,843
Contributions receivable:
Participant	19,124	--
Employer	10,763	--

Loans receivable - participants	396,657	276,230

Net assets available for benefits	$14,481,092	$10,357,073

See notes to financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	For the Year Ended December 31,
	2004	2003
Additions to Net Assets Attributed to:
Participants’ contributions	$2,319,864	$1,553,277
Employers’ contributions	923,497	532,370
Rollover contributions	2,041	1,569
Investment earnings	109,113	96,279
Interest on loans to participants	16,954	16,963
Net unrealized appreciation in fair value of investments:
Mutual funds	958,129	1,845,928
Pooled separate fund	53,802	--
Common stock	312,838	564,158

Total Additions	4,696,238	4,610,544

Deductions from Net Assets Attributed to:
Benefits paid to participants	565,839	1,029,500
Administrative expenses	6,380	4,862

Total Deductions	572,219	1,034,362

Net Increase in Net Assets	4,124,019	3,576,182

Net Assets Available for Benefits, Beginning of Year	10,357,073	6,780,891

Net Assets Available for Benefits, End of Year	$14,481,092	$10,357,073

See notes to financial statements.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:      PLAN DESCRIPTION

The following description of the Delta Funding Corporation 401(k) Profit-Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Delta Funding Corporation (“DFC” and also referred to as “Plan Sponsor”) and Fidelity Mortgage Corp. (collectively with DFC, the “Companies”) who have completed one year of service and are age 21 or older.

The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”).

Contributions

The Companies contribute to the Plan the amounts deferred by the participants. Eligible employees can elect to defer up to 20% of their compensation, as defined by the Plan, limited to the maximum for each year ($13,000 in 2004 and $12,000 in 2003) permitted by the Internal Revenue Code of 1986, as amended (the “Code”). Effective January 1, 2002, catch-up contributions are also permitted for participants who have attained age 50 by December 31st , in accordance with Section 414(v) of the Code, in an amount up to a maximum of $3,000 in 2004, and $2,000 in 2003, without regard to the Plan limitation of 20% of compensation, bringing those participants’ statutory limitation to $16,000 for 2004 and $14,000 for 2003.

In addition to the participant contributions, the Companies can contribute discretionary matching and/or non-elective contributions. During the years ended December 31, 2004 and 2003, the Companies contributed $923,497 and $532,370, respectively, in matching contributions. The Companies did not make any non-elective contributions during the years ended December 31, 2004 or 2003.

Participants’ Accounts

Contributions are invested in a choice of 15 mutual funds; a pooled separate fund and the common stock of Delta Financial Corporation (see Note 7). Contribution selections are designated by the participants. Each participant’s account is credited with the participant’s contribution, earnings on their account and an allocation of the Companies’ contributions, net of administrative expenses, if any. The allocation of the Companies’ contributions is based upon a percentage of each participant’s deferral percentage.

Vesting

Participants’ contributed funds arising from salary reductions and the earnings thereon, are fully vested at all times. Vesting in the Companies’ contribution portion, and earnings thereon, is graded based on years of service. A participant is 100% vested after 5 years of service. Any forfeited amounts shall be applied to reduce future employers’ contributions. For the years ended December 31, 2004 and 2003, employer contributions were reduced by forfeitures of approximately $71,000 and $0, respectively. As of December 31, 2004 and 2003, unallocated forfeitures totaled approximately $22,000 and $55,000, respectively.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 1:      PLAN DESCRIPTION (continued)

Loans to Participants

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of 50% of their vested account balance or $50,000 which ever is lower. Participants are entitled to borrow from their account for a maximum loan term of five years unless the proceeds are used to acquire a principal residence, in which case the term may not exceed 20 years. The loans are secured by the balance in the participant’s account and the interest rate (fixed for the term of the loan) charged to participants is based on the prime rate, as shown in the Wall Street Journal 15 days prior to each calendar quarter, plus one percent. Principal and interest payments are made ratably by the participant through after tax payroll deductions.

Payment of Benefits

On termination of service (including such reasons as death, disability or retirement), participants with account balances in excess of $5,000 may elect to receive an amount equal to the value of the participants’ vested interest in their account as (1) a single lump-sum payment of the entire account balance; (2) a single sum payment for a portion of the account balance with the remainder paid over various annuity options; or (3) an annuity paid on a monthly, quarterly, semi-annual or annual installments over a period not to exceed the participant’s (or beneficiary’s) assumed life expectancy. For participants with account balances below $5,000 they will receive the value of the vested interest in their account as a lump-sum distribution.

Operating Expenses

Certain operating expenses of the Plan are absorbed by the Plan Sponsor.

NOTE 2:      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and under the accrual basis method of accounting.

Investment earnings are reinvested in the respective funds. Investment earnings include the Plan’s proportionate share of interest, dividends, realized gains and losses on the disposal of investments, and appreciation or depreciation in the fair value of the investments. All purchases and sales are recorded on a trade date basis.

The Plan presents in the statements of changes in net asset available for benefits, the contributions from participants’ and employers’, investment earnings, the net appreciation in fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments, net of any benefits paid to participants and administrative expenses.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 3:         INVESTMENTS AT FAIR VALUE

The following table presents at December 31, 2004 and 2003 the fair values, as determined by quoted market price for the mutual funds, pooled separate fund and common stock, of the investments except for the Prudential GIAPLUS insurance contract at December 31, 2003 which is presented at contract value:

	At December 31,
	2004	2003

Calvert Income Fund A*	$900,063	$--
Templeton Foreign Fund R*	1,554,813	--
Seligman Communication & Information Fund A*	1,058,119	--
AIM Small Cap Growth Fund A*	1,354,668	--
Prudential Stable Value 120*	1,564,243	--
American Funds Washington Mutual Fund A*	1,587,592	--
Jennison Equity Opportunity Fund A	535,205	--
John Hancock Classic Value Fund A	138,173	--
American Funds Growth Fund of America Fund A	158,218	--
Jennison Health Sciences Fund A	225,327	--
PIMCO NFJ Small Cap Value Fund A	165,342	--
Jennison U.S. Emerging Growth Fund A	52,177	--
Lord Abbett High Yield Fund A	51,963	--
Dryden Stock Index Fund Z	698,953	622,063
Jennison Growth Fund A*	2,061,421	1,563,669
Davis NY Venture Fund A*	873,713	1,438,270
Delta Financial Corp. Common Stock*	1,074,558	698,398
Participant Loans	396,657	276,230
Dryden Gov’t Sec. Trust - Money Market Ser D	--	364,902
Jennison Value Fund A	--	519,280
Dryden Gov’t Sec. Trust - Money Market Ser A	--	2,781
PIMCO Innovation Fund A	--	1,059,231
Prudential GIAPLUS	--	862,186
Oppenheimer Global Fund A	--	1,161,883
Van Kampen Emerging Growth Fund A	--	1,192,546
Bond Fund of America A	--	595,634

	$14,451,205	$10,357,073

          * Denotes investments representing 5% or more of net assets available for benefits at December 31, 2004.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 4:    INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan had a benefit-responsive investment contract with Prudential Insurance Company of America (“Prudential GIAPLUS”) for the year ended December 31, 2003 and for the period January 1, 2004 through March 31, 2004. Prudential Insurance Company of America maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by Prudential Insurance Company at December 31, 2003. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants were able to direct the withdrawal or transfer of all or a portion of their investment at contract value.

There were no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates was approximately 4.58% for the year ended December 31, 2003. The crediting interest rate is based on an agreed-upon formula with the issuer.

NOTE 5:         PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right under the Plan to discontinue their discretionary contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

NOTE 6:         TAX STATUS

The Plan obtained its latest determination letter on October 4, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, both the Plan’s administrator and tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7:         RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST)

During the years ended December 31, 2004 and 2003, the Plan purchased shares of stock in Delta Financial Corporation, the parent company of the Plan Sponsor, at market prices totaling approximately $149,000 and $89,000, respectively. In addition, shares were sold during the years ended 2004 and 2003, at market prices totaling approximately $97,000 and $40,000, respectively. At December 31, 2004 and 2003, the Plan held 104,326 shares and 97,542 shares, respectively, of Delta Financial Corporation stock at market prices totaling $1,074,558 and $698,398, respectively.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Notes to Financial Statements

NOTE 7:         RELATED PARTY TRANSACTIONS (PARTY-IN-INTEREST) - (continued)

Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential Trust Company (“Prudential”). Prudential is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

NOTE 8:         RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 9:    SUBSEQUENT EVENT

The Plan Sponsor annually reviews the performance of the investment options and makes changes to the available selections. Effective March 31, 2005, seven of the investment options available at December 31, 2004 were closed, while seven new investment options were added effective April 1, 2005. The following table lists the closed and new investment options:

Closed Investment Options	New Investment Options

Prudential Stable Value 120	Guaranteed Income Fund
Jennison Growth Fund A	Calvert Large Cap Growth Fund A
AIM Small Cap Growth Fund A	Jennison Small Company Fund A
Jennison Equity Opportunity Fund A	Lord Abbett Mid Cap Value Fund A
Jennison U.S. Emerging Growth Fund A	Dreyfus Premier New Leaders Fund A
Lord Abbett High Yield Fund A	Goldman Sachs Mid Cap Value Fund A
Calvert Income Fund A	Delaware Diversified Income Fund A

Additionally, during the first quarter of 2005, the PIMCO NFJ Small Cap Value Fund A was re-named the Allianz NFJ Small Cap Value Fund A.

DELTA FUNDING CORPORATION 401(k)
PROFIT SHARING PLAN

Schedule H, Item 4i
Schedule of Assets Held at End of Year

E.I.N. # 11-2609517
Plan # 002

Year Ended December 31, 2004

(a)	Identity of Issue, Borrower, Lessor or Similar Party (b)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Cost (d)	Current Value (e)

	Calvert Income Fund A	Mutual Fund	**	$ 900,063
	Templeton Foreign Fund R	Mutual Fund	**	1,554,813
	Seligman Communication & Information Fund A	Mutual Fund	**	1,058,119
	AIM Small Cap Growth Fund A	Mutual Fund	**	1,354,668
*	Prudential Stable Value 120	Pooled Separate Fund	**	1,564,243
	American Funds Washington Mutual Fund A	Mutual Fund	**	1,587,592
*	Jennison Equity Opportunity Fund A	Mutual Fund	**	535,205
	John Hancock Classic Value Fund A	Mutual Fund	**	138,173
	American Funds Growth Fund of America Fund A	Mutual Fund	**	158,218
*	Jennison Health Sciences Fund A	Mutual Fund	**	225,327
	PIMCO NFJ Small Cap Value Fund A	Mutual Fund	**	165,342
*	Jennison U.S. Emerging Growth Fund A	Mutual Fund	**	52,177
	Lord Abbett High Yield Fund A	Mutual Fund	**	51,963
*	Dryden Stock Index Fund Z	Mutual Fund	**	698,953
*	Jennison Growth Fund A	Mutual Fund	**	2,061,421
	Davis NY Venture Fund A	Mutual Fund	**	873,713
*	Delta Financial Corp. Common Stock	Employer Common Shares	**	1,074,558
	Participant Loans	Rates 5.0% - 9.5%, Maturing 1/05 - 7/25	$ --	396,657

*   Denotes party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included on this schedule.

See Report of Independent Registered Public Accounting Firm.